EXHIBIT 99.1

Volvo: Truck Deliveries January-October 2004

GOTEBORG, Sweden, Nov. 18, 2004 (PRIMEZONE) -- Total deliveries of trucks from the Volvo Group's three truck companies increased 22% through October this year, compared with the year-earlier period. Deliveries from Mack rose 30%, while deliveries from Renault Trucks were up 17%. Deliveries from Volvo Trucks increased 25% during the period.

"In October we delivered 19,000 trucks, which is the highest number so far. Our industrial system is working well and we are capable of meeting the strongly rising demand in a very good way," says Volvo CEO Leif Johansson.

During the past 12 months, order bookings for the Group's truck operations were 42% higher compared with the preceding year. Orders were up 15% in Europe, while the increase in North America was 101%.

The full report is available for download: http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=51975&fn=wkr0028.pdf

For further information, please contact:

Media Relations:

Bernard Lancelot, Renault Trucks, +33 4 72 96 27 59 Bob Martin, Mack, +1 (610) 709-2670 Claes Claeson, Volvo Trucks, +46 31-66 39 08

Investor Relations:

Fredrik Brunell, AB Volvo, +46 31 66 11 91

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the US.

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CONTACT:  Renault Trucks
          Bernard Lancelot
          +33 4 72 96 27 59

          Mack
          Bob Martin
          (610) 709-2670

          Volvo Trucks
          Claes Claeson
          +46 31-66 39 08

          AB Volvo
          Investor Relations
          Fredrik Brunell
          +46 31 66 11 91